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FUNDRISE

# Montera at Sherrills Ford Achieves Stabilization



We're pleased to announce that Montera at Sherrills Ford, our 97-unit community in the Greater Charlotte area, has achieved stabilization as of July 2024. This milestone comes about one year after construction completion in June 2023 and represents another successful transition in our portfolio from the development phase to the cash-flowing stabilization phase.

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## Value Creation Through Execution

As highlighted in our recent portfolio update, real estate development follows a natural "J-curve" pattern, where investments initially require capital and generate minimal income during development before transitioning to produce stronger returns as properties stabilize and begin generating consistent cash flow.

Montera at Sherrills Ford exemplifies this progression through the three key phases we've outlined:

1. **Acquisition & Planning -** We identified this opportunity in the Greater Charlotte market and completed all necessary permitting and design work
2. **Development & Improvement -** Construction was completed in June 2023
3. **Stabilization & Operation -** The property achieved stabilization in July 2024 and is now generating steady income

## Strategic Management in Action

Our team implemented responsive operational strategies to optimize the property's performance during lease-up:

- Executing strategic price adjustments on the Litchfield units (smaller floor plan), significantly accelerating the leasing pace
- Positioning the property to capture benefits from growing retail development in the surrounding area
- Maintaining premium positioning for the larger Salisbury units to maximize overall revenue

These initiatives have successfully positioned Montera in its market, allowing the property to reach 100% leased status while achieving impressive 7-10% rent growth on lease renewals as initial below-market leases expire.

## Portfolio Impact

Montera at Sherrills Ford joins the growing number of our assets completing the transition from development to stabilization. This progression is crucial to our long-term strategy and represents exactly the kind of execution that will continue to drive the Flagship Fund's performance as more properties reach this stage.

The property's current 100% leased status and strong renewal performance demonstrate how strategic adjustments during the lease-up phase can optimize an asset's performance and set it up for long-term success. This further validates our approach to creating value through the full real estate lifecycle and underscores why the longer investors remain invested, the more likely they are to benefit from the "back-ended" returns characteristic of real estate development.

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*Disclosure: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.*

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# Montera at Sherrills Ford hits 100% leased



Stabilization was reached just 13 months post-construction, marking another successful transition for the Flagship portfolio.

**By the numbers**
Montera at Sherrills Ford, a 97-unit community near Charlotte, NC, reached stabilization in July 2024 after completing construction in June 2023.

- Now 100% leased
- Achieving 7–10% rent growth on lease renewals
- Benefiting from nearby retail expansion

**Strategic advantages drive results**
Our team implemented responsive operational strategies to optimize the property's performance during lease-up:

- Adjusted pricing for smaller units to drive faster occupancy
- Maintained premium pricing on larger units
- Aligned timing with local retail growth for added demand

**The big picture**
Montera exemplifies the "J-curve" of real estate development:

1. **Acquire & Plan** — Identified a high-potential site in Greater Charlotte
2. **Develop** — Completed construction mid-2023
3. **Stabilize** — Reached full lease-up July 2024, now generating steady cash flow

## Portfolio Impact

The property's successful stabilization further validates our approach to creating value through strategic acquisitions and effective operations, transforming quality assets into steady cash-flowing investments for our portfolio.

As with many of our investments, the transition to stabilization delivers the steady cash flow that contributes to consistent performance across the portfolio.

*Disclosure: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.*

## Navigating uncertainty, delivering results

*In Q1 2025, Fundrise investors saw positive returns across real estate, private credit, and venture—while stocks declined.*

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